FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                                 67 Akti Miaouli
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]      No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated November 22, 2005 by Excel Maritime Carriers Ltd. (the "Company") announcing the sale of its vessel MV Almar.

ADDITIONAL INFORMATION

          None.

EXCEL

NEWS RELEASE for November 22nd , 2005

Contact:
Investor Relations / Financial Media:            Company:
Nicolas Bornozis                                 Christopher Georgakis
President                                        Chief Executive Officer
Capital Link, Inc.                               Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                     67 Akti Miaouli Street
New York, NY 10160, USA                          185 38 Piraeus, Greece
Tel: (212) 661-7566                              Tel: 011-30-210-45-98-692
Fax: (212) 661-7526                              Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com                E-Mail: info@excelmaritime.com
        www.capitallink.com                              www.excelmaritime.com


EXCEL MARITIME CARRIERS LTD

Agrees to sell 26 year old vessel and realizes a gain of approximately $ 2.5 million

PIRAEUS, GREECE (November 22, 2005). Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, today announced that it agreed to sell "Almar I", a Capesize bulk carrier of 107,140 dwt built in 1979. The sale of the vessel is expected to generate a capital gain of approximately $ 2.5 million for the company.

Christopher Georgakis, President and CEO commented: "Since last November, we have been committed to a strategy of fleet renewal. The sale of "Almar I", a 26 year old Capesize bulk carrier and the oldest vessel in our fleet took place within the context of this strategy. The average age of our fleet is now further reduced to 12.8 years, well below the industry average of 16 years. We are pleased both with the timing and the price of the sale."

Christopher Georgakis commented further: "We now have a fleet of 17 vessels with a total carrying capacity of 1,004,930 dwt. With 9 vessels already deployed in the period market and 8 vessels operating in the spot market, we believe we are well positioned to take advantage of the improved freight rate environment, while at the same time we have greater visibility of earnings."

Updated Fleet List:

The following table represents the existing fleet as of November 22, 2005:

--------------------------------------------------------------------------------
Name                          Type                    Dwt          Year Built
--------------------------------------------------------------------------------
              Panamax
Isminaki                    Panamax                  74,577           1998
Angela Star                 Panamax                  73,798           1998
Elinakos                    Panamax                  73,751           1997
Happy Day                   Panamax                  71,694           1997
Powerful                    Panamax                  70,083           1994
First Endeavour             Panamax                  69,111           1994
Rodon                       Panamax                  73,670           1993
Birthday                    Panamax                  71,504           1993
Renuar                      Panamax                  70,128           1993
Forteza                     Panamax                  69,634           1993
--------------------------------------------------------------------------------
Total Panamax                  10                   717,950
--------------------------------------------------------------------------------
             Handymax
Emerald                     Handymax                 45,572           1998
Princess I                  Handymax                 38,858           1994
Marybelle                   Handymax                 42,552           1987
Attractive                  Handymax                 41,524           1985
Lady                        Handymax                 41,090           1985
Goldmar                     Handymax                 39,697           1984
Swift                       Handymax                 37,687           1984

Total Handymax                 7                    286,980
--------------------------------------------------------------------------------
Grand Total                    17                 1,004,930           12.8
--------------------------------------------------------------------------------

About Excel Maritime Carriers Ltd
---------------------------------

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement
-------------------------

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  November 22, 2005                 By: /s/ Christopher J. Georgakis
                                              ----------------------------
                                                 Christopher J. Georgakis
                                                 President and
                                                 Chief Executive Officer





02545.0001 #620783